September 10, 2009

VIA FACSIMILE AND EDGAR

Mr. Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
703-813-6982 - facsimile

Re:          American Energy Production, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed May 6, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 20, 2009
Item 4.01 Form 8-K Filed August 12, 2009
File Number: 0-50436

Dear Mr. Shannon,

We are in receipt of your comment letter dated September 3, 2009 in relation to the above referenced items.  We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements.  Please find below our initial response to the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008 Filed May 6, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 20, 2009

As a result of the recently announced events related to Moore and Associates Chartered (“Moore”), the Company engaged a new independent registered public accounting firm and is in the process of obtaining their advice in relation to responding to the comments.  As a result, the Company intends to respond to each of the comments on or before September 25, 2009.

Item 4.01 Form 8-K Filed August 12, 2009
Comment 7

On September 10, 2009, the Company filed Form 8-K/A amending Item 4.01 of the Form 8-K originally filed on August 12, 2009 in accordance with your comment.  Accordingly, the Company believes that your comment number 7 has been satisfied.

We appreciate the opportunity to respond to the Commission’s comments as related to our filings as discussed above.  Thank you for your consideration.

Sincerely,

s/s Charles Bitters
Charles Bitters
Chief Executive Officer and Chief Financial Officer